Vuzix Corporation
75 Town Centre Drive
Rochester, New York 14623
December 7, 2009

Securities and Exchange Commission	VIA EDGAR and Facsimile
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Matthew Crispino, Staff Attorney
     Re:  Vuzix Corporation Registration Statement on Form S-1 Registration No. 333-160417
Ladies and Gentlemen:
     The undersigned hereby requests that the effectiveness of its Registration Statement on Form S-1 (Registration No. 333-160417) be accelerated so that such Registration Statement will become effective at 5:00 p.m. Eastern time, on December 8, 2009, or as soon thereafter as practicable.
     The undersigned acknowledges that:
     (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     (c) the undersigned may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Vuzix Corporation

By:	/s/ Paul J. Travers
Name:	Paul J. Travers
Title:	President and Chief Executive Officer

Canaccord Adams Inc.
99 High Street, 12th Floor
Boston, Massachusetts 02110
December 7, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.W.
Washington, D.C. 20549

Re:	Vuzix Corporation
Registration Statement on Form S-1 Registration No. 333-160417
Dear Sir or Madam:
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, as representatives of the several agents in the proposed offering of units of Vuzix Corporation (the “Company”) pursuant to the above-referenced Registration Statement, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated as of September 4, 2009, through the date hereof.
     Preliminary Prospectus dated as of September 4, 2009:
     81 copies to prospective agents, institutional investors, dealers and others.
     The undersigned advises that it has and will, and each participating agent has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby join in the request of the Company for acceleration of the effective date of the above-referenced Registration Statement so that it becomes effective at 5:00 p.m. Eastern time on December 8, 2009, or as soon as possible thereafter.

Very truly yours,

Canaccord Adams Inc.

By:	/s/ Andrew F. Viles
Name:	Andrew F. Viles
Title:	Managing Director